Exhibit 10.1

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of September 12, 2025 (the “Execution Date”) by and between Cadrenal Therapeutics, Inc., a Delaware corporation (“Purchaser”), and EXITHERA PHARMACEUTICALS Inc., a Delaware corporation (“Seller”). Purchaser and Seller are referred to in this Agreement individually as a “Party” and together as the “Parties.” Capitalized terms in this Agreement have the respective meanings given to them in Section 1.1 or the other applicable provisions of this Agreement (including this preamble).

RECITALS

A. Seller owns certain compounds and assets related thereto, including but not limited to patents and intellectual property rights, rights under license agreements, non-clinical and clinical data and samples, CMC methods and data and materials including drug substance inventory, development and commercialization strategies, market research analyses and reports, books and records, and regulatory communications, approvals and filings including investigational new drug applications, and any other item(s) that may be useful for the development, regulatory approval and commercialization of the Products that may be in the possession of the Seller and/or to which the Seller has the rights and Company Intellectual Property (defined below).

B. Subject to the terms and conditions set forth herein, Seller desires to sell, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase and acquire from Seller, all or substantially all of Seller’s assets with respect to the Compounds, including, without limitation, all of Seller’s right, title and interest in and to the Compounds and the Company Intellectual Property (the “Acquisition”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I. DEFINITIONS

1.1 Definitions. The following capitalized terms shall, for all purposes of the Agreement, have the following meanings:

“Accounting Standards” means the accounting standards used by a Person for maintaining its records and books of accounts, which are in accordance with GAAP.

“Affiliate” with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person provided that, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Annual Net Sales of Products” means gross revenue by the Purchaser and its Affiliates and licensees (other than Haisco if and for so long as Purchaser is entitled to receive royalty payments from Haisco pursuant to the SHP License Agreement) from sales of any Product sold to unaffiliated Third Parties in an arms-length transaction after the deductions set forth below (the “Sales Deductions”), as determined in accordance with the Accounting Standards of Purchaser and/or its licensees, as applicable, as consistently applied (“Net Sales”), in a Calendar Year. The deductions actually booked on an accrual basis by Purchaser and its Affiliates and licensees to calculate the recorded Net Sales from gross sales shall be limited to the following:

(i)	normal trade and cash and quantity discounts;

(ii)	amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(iii)	retroactive price reductions, shelf stocking adjustments, credits or allowances actually granted or accrued upon claims or rejections or returns of Products, rebates and chargebacks to customers and Third Parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates) and related administrative fees;

(iv)	amounts provided or credited to customers through coupons and other discount programs;

(v)	amounts written off by reason of uncollected debt if and when actually written off or allowed, provided that such amounts shall be added back to Net Sales if and when collected;

(vi)	costs of freight, shipping, insurance, customs duties and other transportation and distribution charges directly related to the distribution of the Product;

(vii)	taxes, duties, tariffs or other governmental charges (including any tax such as a value added or similar tax, but excluding any taxes based on income) levied on or measured by the billing amount for the Product;

(viii)	other reductions or specifically identified amounts deducted for reasons similar to those set forth above in accordance with the Accounting Standards of Purchaser and/or its licensees, as applicable; and

(ix)	in respect of sales outside the United States, deductions in the applicable jurisdiction that are substantially similar to deductions otherwise set forth in clauses (i) through (viii), above, but because of local applicable law, practices and customs may not conform in terminology to the deductions set forth in the said clauses (i) through (viii).

With respect to the calculation of Annual Net Sales:

(i)	In the event that a Product is sold as a Combination Product, the Net Sales will be calculated by multiplying the net sales of the Combination Product by the fraction, A/(A+B) where A is the weighted (by sales volume) average sale price in the relevant country of the Product when sold separately in finished form, and B is the weighted average sale price (by sales volume) in that country of the other product(s) or systems that are part of the Combination Product sold separately in finished form. If the weighted average sale price cannot be determined for the Product or other product(s) or systems that are part of the Combination Product, the calculation of net sales for Combination Product will be agreed by the Parties based on the relative value contributed by each component (each Party’s agreement not to be unreasonably withheld or delayed).

(ii)	Net Sales shall not include revenue received by Purchaser (or any of its Affiliates or licensees) from transactions with an Affiliate of Purchaser or any of its licensees, as applicable (a “Reselling Affiliate”), where the Product in question will be resold to an independent third-party distributor, agent or end user by the Reselling Affiliate (such revenue to be considered Net Sales at the time of receipt of revenue by the Reselling Affiliate or its sublicensee from an independent third party distributor, agent or end user).

(iii)	Net Sales shall not include units of Product disposed of by Purchaser or any of its Affiliates or licensees for purposes directly related to pre-clinical or clinical studies, regulatory approval or clearance, that are reasonable or customary in the trade.

“Books and Records” means all drawings, specifications, manuals, notes, logs, documents, papers, books, records, data, analyses, reports, labeling, operating and production records, manuals, files and information, and all other works of authorship, in each case regarding or relating to the Compounds or the other Purchased Assets, including (to the extent regarding or relating to the Compounds or the other Purchased Assets) research, development, manufacturing, testing and non-clinical study, pre-clinical study, and clinical trial results and data related thereto, lab books, working papers, audit results, consultant reports, Regulatory Documentation, and any drug master files. Books and Records also includes (to the extent regarding or relating to the Compounds or the other Purchased Assets) any and all: (i) sales promotion materials, creative materials, art work, photographs, public relations and advertising material, studies, reports and records; (ii) all information regarding past, present and prospective clients and customers and all client, customer, prospect and supplier lists and schedules (and all related files and records) with respect to past, present or prospective clients, customers and suppliers and all goodwill and benefits associated therewith; (iii) copies of the SHP License Agreement, and (iv) all financial records regarding the Compounds or other Purchased Assets and information relating to markets, business plans and strategies.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable Law or executive Order to close or are otherwise generally closed.

“Calendar Year” means the period from January 1 until December 31.

“Claim” means suit, action, investigation, allegation, proceeding, inquiry or other claim or legal or administrative proceeding.

“Common Stock” means the common stock, par value $0.001, of the Purchaser.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Combination Product” means a product in a finished dosage containing a Product in combination with one or more other products or as part of a bundled product in which the active pharmaceutical ingredients of such combination consist of such Product and at least one of the other products in such combination or such bundled product.

“Company Intellectual Property” means all U.S. and foreign (a) Patents, (b) Trademarks, (c) Copyrights, (d) confidential and proprietary and information, including Trade Secrets and Know-How or other proprietary rights in technical, scientific, manufacturing, regulatory and other information, inventions (whether or not patentable), discoveries, designs, results, techniques, database rights, data, databases, data collections and other know-how, including plans, improvements, processes, practices, methods, trade secrets, instructions, industrial models, algorithms, designs, technology, methodologies, formulae, formulations, recipes, compositions, specifications, protocols, analytical and quality control information and procedures, test data and results, reports, studies, and marketing, pricing, distribution, cost and sales information, (e) Internet domain names, and (f) any other proprietary rights relating to any of the foregoing and any registrations and applications for registration of the foregoing, in each case ((a) – (f)) related to, regarding, or used or held for use by Seller in connection with the Compounds. For avoidance of doubt, the Company Intellectual Property includes all Patents, Trademarks, and Copyrights set forth on Schedule 2.1(b)(i).

“Compounds” means (i) the compounds known as Frunexian (EP-7041) and EP-7327, (ii) such other compounds as are set forth on Schedule 1.1, and (iii) any salt or ester derived from any of the compounds referred to in either of the foregoing clauses (i) and (ii). As used in this Agreement, the term “Frunexian” shall mean Frunexian (EP-7041) or any salt or ester derived from Frunexian (EP-7041), and the term “EP-7327” shall mean EP-7327 or any salt or ester derived from EP-7327.

“Confidential Information” means and includes all technical information, inventions, developments, discoveries, software, know-how, methods, techniques, formulae, animate and inanimate materials, data, processes, finances, business operations or affairs, and other proprietary ideas, whether or not patentable or copyrightable, of either Party that is disclosed by one Party to the other Party under the Transaction Documents. The Parties acknowledge and agree that (i) the terms and conditions of this Agreement will be deemed the Confidential Information of both Parties, (ii) information that constitutes Confidential Information of a Party shall be treated as such regardless of whether such information is marked or identified as confidential, and (iii) following Closing, any Confidential Information of Seller that is included in the Purchased Assets will be considered the Confidential Information of Purchaser. Notwithstanding the foregoing, Confidential Information will not include the following, in each case, to the extent evidenced by competent written proof of the receiving Party:

(1) information that was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the disclosing Party;

(2) information that was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(3) information that became generally available to the public or otherwise part of the public domain after its disclosure, other than through any act or omission of the receiving Party in breach of this Agreement;

(4) information that is independently discovered or developed by the receiving Party without the use of Confidential Information of the disclosing Party; or

(5) information that was disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing Party not to disclose such information to others.

“Contract” means any agreement, lease, license, mortgage, indenture, note, debenture, credit agreement, security agreement or other contract or commitment, whether written or oral.

“Copyrights” means copyrights and all copyright and copyrighted works, including database rights, computer software, websites and firmware (existing in any form) (and all registrations, applications, renewals and extensions of any of the foregoing), together with all amendments, alterations, modifications, restorations and reversions of any of the foregoing.

“FDA” means the U.S. Food and Drug Administration.

“FFDCA” means the U.S. Federal Food, Drug and Cosmetic Act of 1938, as amended.

“First Patient In” means the dosing of the first patient enrolled in a clinical study.

“GAAP” means generally accepted accounting principles in the United States.

“Generic Competition” means the availability in the Territory of a therapeutic product, which is equivalent to and references the marketing authorization of the Product or a Combination Product.

“Governmental Authorities” means any government, any governmental or quasi-governmental entity or municipality or political or other subdivision thereof, department, commission, board, self-regulating authority, bureau, branch, authority, official, agency or instrumentality, and any court, tribunal, arbitrator or judicial body, in each case, whether federal, state, city, county, local, provincial, foreign or multi-national.

“Governmental Authorization” means any authorization, order, Permit, approval, grant, license, quota, consent, commitment, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like, including any IND or Product Registration and any amendment or supplement thereto, which may be issued or granted by law or by rule or regulation of any Governmental Authorities and all pending applications for renewal of the foregoing, in each case related to the development, manufacture, import, export, or exploitation of the Compounds or the Products.

“Governmental Charges” means all levies, assessments, reassessments and other charges (other than Taxes) together with all related penalties, interest and fines, due and payable to any Governmental Authorities.

“IND” means an Investigational New Drug Application, as defined in the FFDCA, as amended, and all regulations promulgated thereunder, or an analogous application, filing or submission to the analogous Governmental Authority in a regulatory jurisdiction outside the United States, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

“IRS” means the United States Internal Revenue Service.

“Law” or “Laws” means, at the applicable time, each provision of any then currently existing federal, state, regional, provincial, local or foreign laws, including any statute, standard, ordinance, act, code, order, rule, regulation, constitutional provision, decree, promulgation or common law of any Governmental Authority, the rules of any securities exchange, and each term of any order, judgment, award or decree then currently existing of any court, arbitrator or tribunal of any Governmental Authority (including the United States Patent and Trademark Office).

“Liability” means any direct or indirect indebtedness, liability, assessment, expense, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals).

“Lien” means any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, community property interest, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment (including any judgments arising from Proceedings instituted against Seller), title defect or encumbrance of any kind.

“Market Value” means, as of any date, (i) the average closing price of a share of Common Stock on the securities exchange or market on which the Common Stock is traded during the period of 10 trading days prior to such date, or (ii) if clause (i) does not apply, the average closing price of a share of Common Stock in the over-the-counter market on the electronic bulletin board for the Common Stock during the period of 10 trading days prior to such date, or (iii) if clauses (i) and (ii) do not apply, the average during the period of 10 trading days prior to such date of the average of the highest closing bid price and the lowest closing ask price for each of such 10 trading days as reported in the OTC Pink Market maintained by OTC Markets Group Inc., or (iv) if clauses (i) (ii) and (iii) do not apply, the fair market value of a share of Common Stock as mutually determined by Seller and Purchaser.

“Ordinary Course of Business” means the ordinary course of business of Seller, consistent with past practices.

“Other IV Compound” means a compound set forth on Schedule 1.1 or any salt or ester derived from such compound that, in either case, is being developed or is developed for administration to human subjects via intravenous administration.

“Other Oral Compound” means a compound set forth on Schedule 1.1 or any salt or ester derived from such compound that, in either case, is being developed or is developed for administration to human subjects orally.

“Patents” means all patents and patent applications (whether provisional or non-provisional), and any patent cooperation treaty (PCT) applications, continuations, divisionals, continuations-in-part, substitutions, restorations, renewals, reissues, revisions, extensions, and reexaminations (or any other patent resulting from a post-grant proceeding) thereof, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) as well as any patent and patent application, filed or issued in any foreign country or the United States, that claims priority to (directly or indirectly, in whole or in part) the foregoing patent, patent application, or PCT application (and any patents granted therefor).

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, certifications, privileges, waivers, exemptions, variances and similar rights issued by, filed with, obtained from, or required to be obtained from, any Governmental Authority and any right of reference to any drug master file, in each case related to the development, manufacture, import, export, or exploitation of the Compounds or the Products.

“Permitted Lien” means (1) statutory Liens for current Taxes that are not yet due and payable as of the Closing Date or which are being contested in good faith; (2) Liens imposed by applicable law (such as materialmen’s, mechanic’s, workmen’s, carrier’s and repairmen’s Liens) (3) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; and (4) other non-monetary Liens, in each case that arise or are incurred in the Ordinary Course of Business, are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder), trust, union, association, Governmental Authority, arbitrator or mediator.

“Phase I study” means a clinical trial of a product generally consistent with 21 C.F.R. §312.21(a) or equivalent trial outside of the United States.

“Phase 2 study” means a clinical trial of a product generally consistent with 21 C.F.R. §312.21(b) or equivalent trial outside of the United States.

“Phase 3 study” means a clinical trial of a product generally consistent with 21 C.F.R. §312.21(c) or equivalent trial outside of the United States.

“Plan of Liquidation” means that certain Plan of Complete Liquidation, Dissolution and Winding Up of the Seller.

“Proceeding” means any action, claim, counter-claim, arbitration, mediation, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before or otherwise involving any Governmental Authority, arbitrator or mediator.

“Product” or “Products” a pharmaceutical product for human use containing any of the Compounds as an active pharmaceutical ingredient.

“Product Registration” mean any current or future filing with any regulatory authority seeking approval to market the Products in any territory, including any associated regulatory authority approval to so market the Products, and any underlying drafts, paperwork, studies, drug master files, marketing authorization dossiers, and any correspondence related thereto.

“Purchased Marks” means any Trademarks included in the Purchased Assets.

“Purchased Patent” means any Patent included in the Purchased Assets.

“Regulatory Documentation” means any and all applications (including IND number 151532 and IND number 169692) and any other IND related to the Compounds or any Product and any related orphan drug designations or priority review designations) registrations, licenses, authorizations and approvals (including all Governmental Authorizations), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, correspondence, studies and reports) prepared for submission to a Regulatory Authority or research ethics committee with a view to the granting of any Regulatory Authority, and any correspondence to or with the FDA or any other Regulatory Authority (including minutes and official contact reports relating to any communications therewith), and all data contained in any of the foregoing, including ClinicalTrials.gov records, adverse event files, complaint files and manufacturing records.

“Representatives” means, with respect to any Party to this Agreement, such Party’s directors, officers, managers, Affiliates, employees, attorneys, accountants, representatives, lenders, consultants, independent contractors and other agents.

“Royalty” has the meaning given to such term in Section 2.5(d) below.

“Royalty Term” means, with respect to a Product in a country in the Territory, the term commencing with the first commercial sale of the Product by the Purchaser or any of its Affiliates or licensees to a Third Party in such country following the approval of the Product Registration for such Product until the later of (a) the expiration of the last-to-expire Valid Patent Claim of any Patent owned or licensed by Purchaser or any of its Affiliates (including, without limitation, the Purchased Patents) that would be infringed by the commercialization of such Product in such country, (b) the date on which the Product has no regulatory exclusivity in such country, including where there is Generic Competition, and (c) ten years after such Product’s first commercial sale in such country.

“SHP License Agreement” means that certain Exclusive License Agreement by and between Seller and Sichuan Haisco Pharmaceutical Co., Ltd. (“Haisco”), dated as of March 28, 2019, as may be amended.

“Tax Return” means any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Taxes” means: (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax, imposed by any Governmental Authority or taxing authority, including taxes or other charges in the nature of a tax on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges in the nature of a tax; (ii)  any Liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; (iii) any Liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in (i), (ii) or (iii).

“Territory” means worldwide, excluding the People’s Republic of China if and for so long as Haisco has the exclusive right to commercialize Products in the People’s Republic of China.

“Third Party” or “Third Parties” means any entity other than the Purchaser, and its Affiliates.

“Trademarks” means all trademarks, service marks, trade names, trade dress, corporate names, brand names, symbols, logos, slogans, tag lines, account names, social media identifiers, domain names and other source indicators (and all registrations, applications, renewals and extensions of any of the foregoing), whether registered or based on common-law use, and all goodwill associated therewith or symbolized thereby.

“Trade Secrets and Know-How” means trade secrets and all other confidential, technical or proprietary information and know-how of any kind (including, without limitation, ideas, inventions (whether or not patentable), discoveries, processes, techniques, methods, designs, processes, research and development information, source code, improvements, technology, data, specifications, proposals, financial, business and marketing plans, and customer and supplier lists).

“Transaction Closing Costs” means up to $50,000 for Seller’s transaction costs and expenses.

“Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments to be executed and delivered by the Parties in connection with the consummation of the Acquisition.

“Valid Patent Claim” means (a) a claim of an issued patent that has not expired or been rejected, revoked, held invalid or unenforceable by a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) or (b) a patent application that has not been pending for more than five (5) years from the effective filing date of such application.

Additional Definitions. In addition to the terms defined in Section 1.1, each of the following terms is defined in the Section of the Agreement set forth opposite such term:

Term	Section
Acquisition	Recitals
Agreement	Preamble
Assignment and Assumption Agreement	3.2(a)(i)
Assumed Liabilities	2.3
Bankruptcy Exception	4.2
Closing	3.1
Closing Date	3.1
EP-7327 Milestone 1	2.5(c)(ii)
EP-7327 Milestone 2	2.5(c)(iv)
EP-7327 Milestone 3	2.5(c)(vi)
Excluded Assets	2.2
Excluded Contracts	2.2(d)
Execution Date	Preamble
Frunexian Milestone 1	2.5(c)(i)
Frunexian Milestone 2	2.5(c)(iii)
Frunexian Milestone 3	2.5(c)(v)
Losses	2.10
Milestone Event	2.5(c)
Milestone Payments	2.5(c)
Notice of Completion	2.5(c)
Parties	Preamble
Party	Preamble
Purchase Price	2.5(a)
Purchased Assets	2.1(b)
Purchaser	Preamble
Retained Liabilities	2.4
Royalty	2.5(d)(i)
Royalty Report	2.5(d)(ii)
Seller	Preamble
True-Up Adjustment	2.5(d)(ii)
Transfer Taxes	2.6
Transactions	3.3(a)(i)
True-Up Adjustment	2.5(d)(ii)

1.2 Interpretation. Unless the context otherwise requires, the terms defined in Section 1.1 and elsewhere in this Agreement shall have the respective meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms thereof.

Article II. PURCHASE & SALE OF PURCHASED ASSETS

2.1 Purchased Assets.

(a) Subject to the terms and conditions of this Agreement and in reliance upon the covenants and agreements of the Parties contained herein, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, the Purchased Assets (as defined in Section 2.1(b)) for an aggregate amount equal to the Purchase Price.

(b) For purposes of this Agreement, “Purchased Assets” shall mean all right, title and interest of Seller in all tangible and intangible assets owned or otherwise used or held for use by Seller in connection with the Compounds, in each case as of the Closing Date including, without limitation the assets set forth below, but excluding the Excluded Assets:

(i)	The Company Intellectual Property, including the intellectual property set forth on Schedule 2.1(b)(i);

(ii)	All inventory related to the Compounds, including all active pharmaceutical ingredients, excipients, or other raw materials, and works in process, wherever located included in transit (the “Assigned Inventory”);

(iii)	The SHP License Agreement;

(iv)	All Books and Records,

(v)	To the extent assignable, all Permits and other Governmental Authorizations;

(vi)	All claims existing or arising from the Purchased Assets (whether asserted or not) and whether arising in contract, tort or otherwise or related to the SHP License Agreement, indemnity claim, refund claim, right of setoff, or otherwise.

(vii)	All goodwill relating to the Compounds and Company Intellectual Property; and

(viii)	All other assets that are held or used by Seller primarily in connection with the Compounds.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets shall not be part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets, and shall remain the property of Seller after the Closing (collectively, the “Excluded Assets”):

(a) Insurance policies and proceeds and rights thereunder;

(b) All credit, deposits, rights to refund, claims for and rights to receive refunds of any nature arising in respect of Taxes relating to the Seller and any notes, worksheets, files or documents relating thereto;

(c) All Contracts, and rights and obligations thereunder, other than the SHP License Agreement (the “Excluded Contracts”);

(d) Seller’s rights under or pursuant to this Agreement and the other agreements between Purchaser and Seller contemplated hereby;

(e) All bank accounts of Seller, including all cash and cash equivalents;

(f) The outstanding equity interests issued by Seller;

(g) All rights in connection with, and assets of, the Employee Plans;

(h) Seller’s corporate charter, qualifications to conduct business, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, and similar organizational records of Seller;

(i) All Contracts or any other liabilities related to real property, whether leased or owned; and

(j) All tangible and intangible assets owned or otherwise used or held for use by Seller that are not within the scope of the foregoing clauses (a)-(i) of this Section 2.2 and are not included in the Purchased Assets.

2.3 Assumed Liabilities.

(a) At Closing, Purchaser shall assume as of the Closing Date and shall pay, perform and discharge when due the following liabilities of Seller (referred to as the “Assumed Liabilities”): all obligations of Seller to be performed in accordance with the terms of the SHP License Agreement, but only to the extent that such obligations do not arise from any breach or default by Seller under the SHP License Agreement on or before the Closing.

(b) Except for the Assumed Liabilities, Purchaser does not assume or agree to pay, satisfy, discharge, or perform any Liability, commitments, obligation, or indebtedness of Seller, whether primary or secondary, direct or indirect, liquidated, absolute or contingent, known or unknown and expressly disclaims any liability for Claims made against Purchaser by reason of successor liability or any other similar legal theory.

2.4 Retained Liabilities. All Liabilities of Seller, other than the Assumed Liabilities, shall be retained by Seller (the “Retained Liabilities”), and Purchaser shall have no obligation of any kind with respect to the Retained Liabilities. For the avoidance of doubt, “Retained Liabilities” shall include, but not be limited to the following:

(a) Any obligation or Liability of Seller (i) under client Contracts, including, but not limited to, any claims against Seller by any client asserting any counterclaim, refund claim, indemnity claim, breach of warranty claim, tort, negligence or other claim to the extent such claims relate to services performed or products provided prior to Closing or otherwise related to the period of time prior to Closing; and (ii) under Contracts with vendors or other parties providing services or products to Seller, including, but not limited to, any claims against Seller by any such contracting party asserting any amount due, indemnity claim, tort, negligence or other claim of any kind to the extent such claims relate to services performed or products provided prior to Closing or otherwise related to the period of time prior to Closing;

(b) Any obligation or Liability of Seller arising before or after Closing with respect to any Contract (including, without limitation, the SHP License Agreement) other than the Assumed Liabilities;

(c) All obligations and Liabilities (i) of Seller with respect to Taxes of any kind, whether relating to or attributable to the Seller or otherwise arising out of the transactions consummated pursuant to this Agreement, including, without limitation, the obligation to withhold and remit all Taxes of any kind that have been (or were required to have been) withheld from, assessed upon, or collected from employees, contractors or clients, but excluding any interest, penalties, or additions to Tax the imposition of which is directly caused by Purchaser’s failure to withhold pursuant to Section 2.8, (ii) for any Tax of Seller relating to the Purchased Assets or the Seller’s business involving the Purchased Assets (the “Business”) for any taxable period (or portion thereof) ending on or prior to the Closing Date, (iii) for any Tax related to the Excluded Assets, (iv) for Taxes of another Person as a transferee or successor, by contract, or otherwise, which relate to an event or transaction occurring before the Closing, or (v) for any failure by Seller to comply with the provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Purchaser;

(d) Any obligations or Liabilities of the Seller relating to laws, regulations, Permits or other Governmental Authorizations relating to the time period prior to the Closing including, without limitation, any fees, penalties, fines or other Governmental Charges;

(e) Any obligations or Liabilities of Seller to any employees (in all cases relating to the time period prior to the Closing) including obligations for salaries, compensation, benefits, sick pay, vacation pay, (including, but not limited to, any liability or penalties associated with any violation of any Laws regarding payment of vacation or paid time off upon termination or employment), bonuses, deferred compensation of any kind, severance or termination pay or remuneration of any kind any obligation or liability relating to the termination of any such employee including any termination relating to the consummation of the transactions set forth herein;

(f) Any obligation or Liabilities of Seller under any Employee Plan;

(g) Any obligations or Liabilities of Seller under any indebtedness, including, without limitation, convertible debt;

(h) Any obligations or Liabilities of Seller for transaction expenses;

(i) Any obligations or Liabilities relating to or arising out of the Excluded Assets; and

(j) Any other indebtedness of any kind.

2.5 Purchase Price; Payment of Purchase Price.

(a) Purchase Price. The aggregate consideration for the Purchased Assets shall consist of: (i) the Transaction Closing Costs; (ii) the assumption of the Assumed Liabilities by Purchaser; (iii) any Milestone Payments paid in accordance with Section 2.5(c); and (iii) any Royalties paid in accordance with Section 2.5(d) (together, the “Purchase Price”).

(b) Transaction Closing Costs. Payment of the Transaction Closing Costs shall be made at the Closing, payable in cash in United States Dollars by wire transfer(s) of immediately available funds to such bank account(s) as shall be designated in writing by Seller prior to Closing. At least two (2) business days prior to Closing, Seller shall provide Purchaser with copies of invoices or other documentation satisfactory to Purchaser documenting the amount of the Transaction Closing Costs actually incurred by Seller.

(c) Milestone Payments. In consideration of the sale, assignment, transfer, and delivery of the Purchased Assets by Seller to Purchaser, Purchaser shall pay to Seller an amount not to exceed Fifteen Million Dollars ($15,000,000) in the aggregate if certain milestone events are achieved by the Purchaser or any of its Affiliates or licensees (other than Haisco in its capacity as a licensee under the SHP License Agreement for so long as Haisco has not agreed thereunder or pursuant to any other agreement to make payment of a milestone payment to Purchaser or any of its Affiliates upon the achievement by Haisco or any Affiliates or sublicensees of Haisco of any such milestone event). Purchaser shall make the following milestone payments (each, a “Milestone Payment”) without duplication (for the avoidance of doubt, each milestone is payable only once) after achievement of each of the following milestone events by the Purchaser or any of its Affiliates or licensee (other than Haisco in its capacity as a licensee under the SHP License Agreement for so long as Haisco has not agreed thereunder or pursuant to any other agreement to make payment of a milestone payment to Purchaser or any of its Affiliates upon the achievement by Haisco or any Affiliates or sublicensees of Haisco of any such milestone event) (each, a “Milestone Event”):

(i) $500,000 upon the occurrence of the First Patient In in the first Phase 2 study initiated after Closing (which Phase 2 study may be (but is not required to be) either of the Phase 2 studies in respect of which Seller has open INDs filed with the FDA as of the date of this Agreement) with respect to Frunexian or an Other IV Compound (“Frunexian Milestone 1”);

(ii) $500,000 upon the occurrence of the First Patient In in the first Phase 1 study initiated after Closing with respect to EP-7327 or an Other Oral Compound (“EP-7327 Milestone 1”);

(iii) $1,000,000 upon the occurrence of the First Patient In in the first Phase 3 study initiated after Closing with respect to Frunexian or an Other IV Compound (“Frunexian Milestone 2”);

(iv) $1,000,000 upon the occurrence of the First Patient In in the first Phase 3 study initiated after Closing with respect to EP-7327 or an Other Oral Compound (“EP-7327 Milestone 2”);

(v) $6,000,000 on the date when the FDA grants approval of a New Drug Application for Frunexian or an Other IV Compound (“Frunexian Milestone 3”); and

(vi) $6,000,000 on the date when the FDA grants approval of a New Drug Application for EP-7327 or an Other Oral Compound (“EP-7327 Milestone 3”).

Within forty-five (45) days after completion of each Milestone Event, Purchaser shall deliver to Seller: (i) a written notice of completion that sets forth the element(s) of such Milestone Event and the corresponding date(s) of completion; and (ii) a statement reflecting the amount due for completion of such Milestone Event (together, a “Notice of Completion”). Each Milestone Payment may be made by Purchaser, in its sole discretion, (i) as a cash payment in U.S. Dollars to Seller via wire transfer of immediately available funds to the bank and account designated in writing by Seller, (ii) as an issuance of Common Stock based on the Market Value of the Common Stock on the date of the completion of the applicable Milestone Event, or (iii) a combination of (i) and (ii) hereof. Notwithstanding anything to the contrary contained herein, Purchaser shall not make payment of any Milestone Payment by issuing any shares of Common Stock (and, instead, shall make payment of such Milestone Payment in cash) if and to the extent that (x) such issuance would require the recipient to become a reporting person or would require the Purchaser to obtain any Governmental Approvals, including from any securities exchange or other regulatory body, or to obtain the requisite approval of the stockholders of Purchaser under applicable listing rules of the national securities exchange in which Purchaser’s Common Stock is listed or (y) the applicable Market Value in connection with any such issuance of Common Stock has not been determined on or prior to the thirtieth (30th) day after the achievement of the Milestone Event related to such Milestone Payment. Purchaser shall make payment to Seller of each Milestone Payment within forty-five (45) days after the achievement of the Milestone Event that triggered the obligation of Purchaser to make payment of such Milestone Payment.

(d) Royalties.

(i) With respect to each Calendar Year during the Royalty Term applicable to a Product in any country in the Territory, Purchaser shall pay Seller an amount equal to two percent (2%) of Annual Net Sales of such Product in such country (each, a “Royalty”). For clarity, Royalties are due only on sales of a Product in a country in the Territory where a Product is covered by a Valid Patent Claim.

(ii) Within forty-five (45) days following the end of each Calendar Year following the first commercial sale of any Product in a country in the Territory, Purchaser shall provide Seller with a report (“Royalty Report”) showing with respect to such Calendar Year on a country-by-country basis the calculation of Annual Net Sales of the Product and the calculation of the Royalty amount due to Seller. Each Royalty Report and all Royalty payments will be subject to a true-up adjustment to take into account Sales Deductions under the definition of Annual Net Sales either (a) allowed during a Calendar Year but that were not accrued during such Calendar Year, or (b) accrued during a Calendar Year but not taken or later subject to reversal following the end of such Calendar Year (each of (a) and (b), a “True-Up Adjustment”). Each Royalty Report delivered by Purchaser shall set forth the amount of any True-Up Adjustment applicable to any prior Calendar Year and the Annual Net Sales calculation and resulting Royalty payments for the Calendar Year just ended shall be adjusted accordingly. All Royalty payments under this Agreement shall be made in US Dollars. Any sales incurred in a currency other than US Dollars shall be converted to the US Dollar equivalent using the standard exchange rate set forth in the Wall Street Journal for the last day of the Calendar Year to which the Royalty Report applies or as otherwise agreed by the Parties in writing.

(iii) Following the Royalty Term on a Product-by- Product and country-by-country basis and Purchaser’s payment of all amounts owed or to be owed to Seller, Purchaser’s ownership of the Assets shall continue in effect, but become fully paid-up and royalty free.

(e) Share of Royalties Received by Buyer From Haisco. Purchaser shall pay Seller an amount equal to fifty percent (50%) of any and all royalty payments actually received by Purchaser during each Calendar Year pursuant to the SHP License Agreement. Within forty-five (45) days following the end of each Calendar Year commencing with the first Calendar Year in which Purchaser receives a royalty payment pursuant to the SHP License Agreement, Purchaser shall provide Seller with a report (“SHP Royalty Payment Report”) showing with respect to such Calendar Year the aggregate amount of royalty payments actually received by Purchaser during such Calendar Year pursuant to the SHP License Agreement and the calculation of the amount due to Seller pursuant to this Section 2.5(e) in respect of such aggregate amount of royalty payments actually received by Purchaser. All payments under this Section 2.5(e) shall be made in US Dollars within forty-five (45) days following the end of the applicable Calendar Year to which such payments relate. Any royalty payment received by Purchaser pursuant to the SHP License Agreement in a currency other than US Dollars shall be converted to the US Dollar equivalent using the standard exchange rate set forth in the Wall Street Journal for the last day of the Calendar Year in which Purchaser received such royalty payment or as otherwise agreed by the Parties in writing.

(f) Special Additional Remedies in Connection with Failure to Make Required Payments. In addition to, and not in lieu of, any remedy that may be available at law or in equity to Seller if Purchaser fails to make payment when due of any undisputed amount that Purchaser is required or obligated to pay pursuant to, and in accordance with, the terms and conditions of this Agreement, the following additional remedies shall be available to Seller: (i) in the event that Purchaser breaches its obligation to make any payment that Purchaser is required to make pursuant to this Agreement (any such payment, a “Defaulted Payment”), (1) interest shall accrue on any such Defaulted Payment, at an annual rate equal to eighteen percent (18%) compounded or, if less, the maximum rate of annual interest permitted under applicable usury laws, during the period commencing on the date that such Defaulted Payment was due and payable and ending on the date that such Defaulted Payment and all accrued interest in connection with such Defaulted Payment has been paid in full, and Purchaser shall be obligated to pay Seller, and Seller shall be entitled to receive from Purchaser, any and all of such accrued interest at the time that Purchaser makes payment to Seller of such Defaulted Payment or, if earlier, upon demand by Seller, and (2) Seller shall be entitled to recover from Purchaser all reasonable costs of collection and other costs incurred by Seller in connection with Purchaser’s breach and the collection and recovery of all amounts (including, without limitation, all accrued interest); and (ii) in the event that Purchaser breaches its obligation to make payment of the Transaction Closing Costs to Seller or to any person at the direction of Seller pursuant to, and in accordance with, the provisions of Section 2.5(b), Seller shall be entitled to exercise a right of rescission by giving written notice of rescission to Purchaser, in which case Purchaser and Seller shall take all actions necessary to rescind the transactions contemplated under this Agreement and put the parties in the same position they were prior to the execution and delivery of this Agreement, it being understood and agreed that if the Transaction Closing Costs are paid in full at Closing, then such right of recision shall terminate and no longer be in effect. All of Seller’s remedies under this Agreement (including, without limitation, all of Seller’s rights and remedies under this Section 2.5(f)) shall also be available and may be exercised by the Section 5.4 Assignees (as defined in Section 5.4).

2.6 Operation of Business. Seller acknowledges that, after the Closing, there can be no assurance that any Milestone Payment or Royalty will be earned, and that neither the Purchaser nor any of its Affiliates owes any fiduciary duty or express or implied duty to the Seller, but instead the parties intend the express provisions of this Agreement to govern their contractual relationship. Purchaser shall have no obligation to Seller or any Seller Exculpated Person to operate the Purchased Assets in any particular way or to maintain the SHP License Agreement in full force in effect.

2.7 Sales and Use Taxes. Purchaser shall be solely responsible for: (i) timely paying any sales, use, value added, documentary, stamp, registration, transfer, conveyance and other similar Taxes (“Transfer Taxes”) that may apply with respect to the purchase and sale of the Purchased Assets; and (ii) making any and all filings required in connection with the payment of the Transfer Taxes and/or claiming any exemption as is permitted under applicable Law and as it may assert is available to avoid or mitigate the Transfer Taxes.

2.8 Withholdings. Purchaser shall be entitled to deduct and withhold any amounts Purchaser is required to deduct and withhold under any applicable Law in connection with payments to be made by Purchaser pursuant to the terms of this Agreement. Such amounts deducted or withheld shall be treated as having been paid to the Person in respect of whom such deduction and withholding was made for all purposes under this Agreement.

2.9 Bulk Sales Laws. The Parties hereby waive compliance by Seller with requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Purchaser.

2.10 Right to Set Off. Notwithstanding anything to the contrary herein, Purchaser shall be entitled to set off against and reduce any Milestones or Royalties that have yet to be paid or are otherwise payable by Purchaser to Seller hereunder by the amount of any claims, Liabilities, obligations, losses, damages, penalties, fines, judgments and expenses (at equity or at law, including statutory and common) (whether involving direct claims by Purchaser against Seller or third party claims) (“Losses”) whenever arising or incurred, including amounts paid in settlement, reasonable costs of investigation and reasonable attorneys’ fees and expenses, suffered or incurred by Purchaser, its Affiliates and each of their respective successors, assigns, officers, directors, shareholders, employees and agents (the “Purchaser Parties”), in each case to the extent arising out of or relating to:

(a) the breach of any covenant of Seller contained in this Agreement;

(b) any of the Retained Liabilities;

(c) the failure by Seller to (i) have all corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, perform its obligations hereunder, and consummate the Acquisition, and (ii) take all necessary corporate action the authorize the entering into of this Agreement by Seller and the consummation by Seller of the Acquisition;

(d) the execution and delivery of this Agreement and the other Transaction Documents by Seller and the performance by Seller of its obligations hereunder and thereunder and the consummation of the Acquisition in the event that they: (a) conflict with or violate any provision of the articles or certificate of incorporation of Seller or its bylaws or any resolutions adopted by the board of directors of Seller or the Plan of Liquidation; (b) conflict with or violate any Law or Order applicable to Seller or by which any of the Purchased Assets or Seller is bound or affected (it being understood and agreed that if the sale, assignment and transfer of any of the Purchased Assets by Seller to Purchaser pursuant to this Agreement requires any registration, declaration, filing, consent, authorization or approval of any Governmental Authority or regulatory body, it shall be the responsibility of Purchaser to obtain such registration, declaration, filing, consent, authorization or approval and any failure by either Seller or Purchaser to obtain any such registration, declaration, filing, consent, authorization or approval shall not give rise or trigger Buyer’s right to set off under this Section 2.10 by reason of this clause (b) or any other provision of this Section 2.10); or (c) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Purchased Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument, or other obligation;

(e) the failure by Seller to obtain any consent or approval that Seller is required to obtain under any Contract to which Seller is a party (other than the SHP License Agreement) in connection with (i) the execution and delivery of this Agreement by the Seller or the performance of its obligations hereunder, or (ii) the consummation by Seller of the transactions contemplated by this Agreement;

(f) any Lien on the Purchased Assets (other than Permitted Liens) and the grant by Seller to any Person (other than Purchaser) of any right, title or interest in or to the Purchased Assets, in each case except for the rights granted to Haisco pursuant to the SHP License Agreement;

(g) the operation by the Seller of the Purchased Assets prior to the Closing; and

(h) any claims, demands, or causes of action asserted against any Purchaser Party by any creditor of Seller (other than in respect of the Assumed Liabilities) under any successor theories, including without limitation  any claims under successor in interest or de facto merger theories, under applicable  state law for the receipt of  any  fraudulent transfers including claims under the Uniform Voidable Transactions Act, and/or any claims or causes of action asserted  under Sections 544,  547 and 548 of the United States Bankruptcy Code.

For clarity, in no event shall Purchaser be entitled to exercise any rights of set off in respect of any Losses suffered or incurred by Purchaser to the extent arising out of or relating to either (i) any of the Assumed Liabilities, or (ii) Purchaser’s ownership, possession, operation or use of the Purchased Assets from and after the Closing, except, solely in the case of the foregoing clause (ii),if and to the extent that Purchaser has the right to set off pursuant to this Section 2.10 against any such Losses. Subject to, in accordance with, and as further provided in, Section 5.7, Purchaser’s rights under this Section 2.10 shall constitute the sole remedy of Purchaser under or in connection with this Agreement, the other Transaction Documents, the transactions contemplated under this Agreement and the other Transaction Documents, Seller and Seller’s business, operations, assets and/or liabilities.

Article III. CLOSING

3.1 Closing. The consummation of the purchase and sale of the Purchased Assets in accordance with this Agreement and the other transactions provided for herein (the “Closing”) shall take place concurrently with the execution of this Agreement remotely via the electronic exchange of documents and signatures between the Parties and shall be deemed effective at 11:59 P.M. Eastern Daylight Time on the Business Day upon which this Agreement is fully executed by the Parties (the “Closing Date”). All events which shall occur at the Closing shall be deemed to occur simultaneously.

3.2 Closing Deliveries of Purchaser. At or prior to Closing, Purchaser shall deliver, or cause to be delivered, the following to Seller:

(a) Transaction Closing Costs payment;

(b) A Bill of Sale and Assignment and Assumption Agreement between Seller and Purchaser that assigns the Purchased Assets to Purchaser, substantially in the form attached hereto as Exhibit 3.2(b) (the “Bill of Sale and Assignment and Assumption Agreement”), executed by Purchaser; and

(c) an acknowledgment letter and FDA Form 1571 with respect to each Product IND, effective as of the Closing Date, substantially in the form attached hereto as Exhibit 3.2(c).

3.3 Closing Deliveries of Seller. At or prior to Closing, Seller shall deliver, or cause to be delivered, the following to Purchaser:

(a) a true copy of all corporate actions taken by Seller, including resolutions of its board of directors, authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Seller pursuant hereto;

(b) a true copy of all actions taken by the shareholders of Seller authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Seller pursuant hereto;

(c) the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller (it being understood and agreed that Purchaser shall be responsible for preparing and drafting the Bill of Sale and Assignment and Assumption Agreement);

(d) a Worldwide Assignment of Patents for the Purchased Patents executed by Seller (it being understood and agreed that Purchaser shall be responsible for preparing and drafting such Worldwide Assignment of Patents and shall be responsible for filing and recording such Worldwide Assignment of Patents with the United States Patent and Trademark Office and corresponding foreign patent offices and for paying any and all filing or recording fees due in connection with such filings and recordations)

(e) an assignment of US Patent No. 7501404 by eXIthera Pharmaceuticals, LLC to Seller (it being understood and agreed that Purchaser shall be responsible for preparing and drafting such assignment and shall be responsible for filing and recording such assignment with the United States Patent and Trademark Office and for paying any and all filing or recording fees due in connection with such filings and recordations);

(f) Copies of any letters and forms from Seller to FDA, effective as of the Closing Date, as may be necessary to transfer to Purchaser all rights of Seller in and to the Product INDs, including a letter to FDA and related Form 1571 with respect to each Product IND, substantially in the form attached hereto as Exhibit 3.3(f) (it being understood and agreed that Purchaser shall be responsible for preparing and drafting any documents that will require drafting or preparation in order to comply with this Section 3.3(f) and Seller shall be responsible for filing and recording such letters and forms with the FDA, provided that Purchaser shall pay any and all filing fees due in connection with such filings);

(g) an IRS Form W-9 from the Seller;

(h) possession and control of the Purchased Assets, it being understood that Seller’s sole responsibility for delivery of any tangible assets included in the Purchased Assets shall be to make such tangible assets available for retrieval by Purchaser or its carrier and Purchaser shall be responsible for arranging for the retrieval and retrieving such tangible assets; and

(i) all other instruments of conveyance and transfer as reasonably requested by Purchaser and executed by Seller, in form and substance reasonably acceptable to Purchaser and Seller, as may be necessary to convey all of Seller’s right, title and interest in and to the Purchased Assets to Purchaser free and clear of all Liens and to otherwise consummate the Acquisition, in each case subject to and in accordance with the terms and conditions set forth in this Agreement (it being understood and agreed that Seller shall have no obligation under this Section 3.3(i) other than to execute and deliver to Purchaser any and all of such other instruments of conveyance and transfer to the extent they are prepared by Purchaser and Purchaser agrees to file and record (if required) and to make any payments required in connection with the execution, delivery, filing and recordation of such other instruments of conveyance, and in particular Seller and the other Seller Exculpated Persons shall have no liability or obligation of any kind whatsoever (except pursuant to Section 2.10 in accordance with the terms thereof) in the event that the conveyance of Seller’s right, title and interest in and to the Purchased Assets to Purchaser is not free and clear of all Liens).

Article IV. POST-CLOSING COVENANTS

4.1 Funds or Other Property Received in Respect of Purchased Assets or Excluded Assets. From and after the Closing Date: (a) Seller shall promptly transfer and deliver to Purchaser without set-off, deduction, or offset, any cash or other property, if any, that Seller may receive related to the Purchased Assets; and (b) Purchaser shall promptly transfer and deliver to Seller without set-off, deduction, or offset, any cash or other property, if any, that Purchaser may receive related to the Excluded Assets owned by Seller.

4.2 Further Assurances and Registration of Company Intellectual Property. Seller hereby agrees, without further consideration but also at no cost to Seller, to promptly execute and deliver following the Closing such other instruments of transfer or assignment as Purchaser or its counsel may reasonably request in order to put Purchaser in possession of, and to vest in Purchaser, all of Seller’s right, title and interest in and to the Purchased Assets and otherwise to consummate the Acquisition, in each case in accordance with this Agreement. Seller will execute and deliver, or cause to be executed and delivered, at no cost to Seller, any and all documents reasonably requested by Purchaser that may be necessary, in accordance with the rules and regulations of the applicable Governmental Authorities, to transfer to Purchaser or its Affiliates or successors, Seller’s right, title and interest in and to the Purchased Assets and to register the transfer at the Patent and Trademark Office of the United States, and patent offices in all other territories where patent rights have been granted or are pending. For clarity, and notwithstanding anything express or implied in the foregoing provisions of this Section 4.2 or elsewhere in this Agreement to the contrary, Purchaser shall be responsible, at its sole cost and expense, to prepare any and all documents to be executed and delivered by Seller pursuant to the foregoing provisions of this Section 4.2 and to file and register the transfer of all patents, trademarks, copyrights and other intellectual property included in the Purchased Assets with the Patent and Trademark Office of the United States, other foreign patent and trademark offices and with any other entities or organizations where such filings and registrations are required or advisable to be made, and to pay for all filing, registration, recordation and transfer fees, taxes and charges in connection therewith.

4.3 Confidential Information. Unless (i) compelled to be disclosed by judicial or administrative process, or by other requirements of Law or (ii) necessary for the performance or enforcement of this Agreement or any Transaction Document, from and after the Closing Date, Seller shall hold in strict confidence (and will cause its Affiliates and Representatives to hold in strict confidence), all trade secrets and non-public Confidential Information and data concerning Purchaser, Purchaser’s Affiliates, the Purchased Assets, the Acquisition, this Agreement and the other Transaction Documents, and Seller will not (and will cause its Representatives not to) use or disclose to others, or permit the use of or disclosure of, any such information, and will not release or disclose such information to any other Person, except its Representatives who have a legitimate need to know such information in connection with this Agreement (and who shall be advised of the provisions hereof and restrictions contained in this section). Notwithstanding the foregoing, Seller, its Affiliates and Representatives may disclose non-public Confidential Information concerning the Purchased Assets, the Acquisition, this Agreement and the other Transaction Documents to Person’s to whom Seller assigns pursuant to Section 5.4 Seller’s right to receive payment under this Agreement and the representatives, advisors and agents of such Persons. Seller further acknowledges and confirms that the provisions of this Section 4.3 are reasonable and necessary to protect the interests of Purchaser, that any violation of this Section 4.3 will result in an immediate, irreparable injury to Purchaser and that damages at Law would not be reasonable or adequate compensation to Purchaser for violation of this Section 4.3 and that, in addition to any other available remedies, Purchaser shall be entitled to seek specific enforcement of the provisions of this Section 4.3.

Article V. GENERAL

5.1 Notices. All notices, requests, claims, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered, if delivered by hand; (b) one (1) Business Day after transmitted, if transmitted by a nationally recognized overnight courier service; (c) when sent by electronic mail (with copy by mail or courier) or confirmed facsimile during regular business hours on a regular Business Day; or (d) five (5) Business Days after mailing, if mailed by registered or certified mail (return receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.1):

If to Purchaser:

CADRENAL THERAPEUTICS, INC.

822 A1A North, Suite 306
Ponte Vedra, Florida 32082
Telephone: (904) 300-0701

Attention: Quang X. Pham, CEO
Email: quang.pham@cadrenal.com

With a copy to (which shall not constitute notice or such other communication):

Blank Rome LLP
1271 Sixth Avenue

New York, NY 10020
Attn: Leslie Marlow and Kathleen Cunningham

Email: Leslie.Marlow@blankrome.com and Kathleen.Cunningham@blankrome.com

If to Seller:

EXITHERA PHARMACEUTALS INC.

c/o Neil Hayward

[_______]

Attn: Neil Hayward, CEO

Email: [__________]

With a copy to:

Morgan Lewis & Bockius LLP
One Federal Street

Boston, MA 02110

Attn: Julio E. Vega
Email: julio.vega@morganlewis.com

5.2 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

5.3 Assignment; Binding Effect. Except as otherwise provided in Section 5.4, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided that (i) Purchaser may assign without consent its rights and obligations hereunder to any Person that succeeds to all or substantially all of Purchaser’s business to which the Purchased Assets relate and (ii) Purchaser may also partially assign its rights and obligations hereunder with respect to any of the Purchased Assets to a purchaser of such Purchased Assets, in the case of either the foregoing clause (i) or the foregoing clause (ii) only if and so long as such Person or purchaser, as applicable, assumes and agrees to perform Purchaser’s obligations under this Agreement to extent so assigned by Purchaser to such Person or purchaser, as applicable. In no event shall any assignment by Purchaser of any of its rights and obligations under this Agreement pursuant to any of the foregoing provisions of this Section 5.3 operate to release or relieve Purchaser from any of its obligations under this Agreement. Any purported assignment, unless so consented to or permitted as provided herein, shall be void and without effect. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except to the extent otherwise provided in Section 5.4 and Section 5.7, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

5.4 Assignment of Right to Payment.

(a) Notwithstanding Section 5.3, effective immediately after the Closing, Seller hereby assigns to each person listed on Schedule 5.4 hereto (each, a “Schedule 5.4 Assignee” and collectively the “Schedule 5.4 Assignees”) a portion of Seller’s right to receive payment of each Milestone Payment and each Royalty payment payable pursuant to this Agreement, which portion shall be equal to, in the case of each such Schedule 5.4 Assignee, the product of (i) the percentage set forth opposite such Schedule 5.4 Assignee’s name on Schedule 5.4 hereto under the caption “Percentage,” and (ii) the amount of such Milestone Payment or such Royalty payment payable, as the case may be. For purposes of this Agreement, the term “Section 5.4 Assignees” shall mean, collectively, any and all Persons that are, directly or indirectly, assignees pursuant to, and in accordance with, the provisions of this Section 5.4 of Seller’s right to receive payment of any Milestone Payment or any Royalty payment payable pursuant to this Agreement, and the term “Section 5.4 Assignee” shall mean any of the Section 5.4 Assignees. For clarity, the Section 5.4 Assignees consist of the Schedule 5.4 Assignees and, if any, the Receiving Assignees (as defined below).

(b) Each Section 5.4 Assignee (the “Transferring Assignee”) shall have the right to further assign and transfer to any of such Section 5.4 Assignee’s Affiliates, successors, heirs, family members and/or estate planning trusts, as applicable (each, a “Receiving Assignee”), such Transferring Assignee’s right, in whole or in part, to receive a portion of each Milestone Payment and each Royalty payment payable pursuant to this Agreement at any time and from time to time following the effective date of the applicable assignment made by such Transferring Assignee pursuant to this Section 5.4 to any such Receiving Assignees. Upon such assignment by a Transferring Assignee to a Receiving Assignee, such Receiving Assignee shall become a Section 5.4 Assignee with all of the rights and obligations of the applicable Transferring Assignee (to the extent of the interest transferred by such applicable Transferring Assignee to such Receiving Assignee), including the right to assign and transfer such Receiving Assignee’s right to receive payment of each Milestone Payment and each Royalty payment payable pursuant to this Agreement in accordance with this Section 5.4(b).

(c) Any assignment by any Person pursuant to, and in accordance with, the foregoing provisions of this Section 5.4 of such Person’s right, in whole or in part, to receive a portion of each Milestone Payment and each Royalty payment payable pursuant to this Agreement shall be made and effected in writing, and the Transferring Assignee and Receiving Assignee must provide to Purchaser a written notice of the assignment that is signed by both the Transferring Assignee and the Receiving Assignee and specifies the Percentage applicable to such Receiving Assignee and the wire instructions applicable to the payment to such Receiving Assignee (the “Assignment Notice”); provided, however, that the foregoing provisions of this sentence shall not be applicable to the assignment by Seller to each Schedule 5.4 Assignee pursuant to Section 5.4(a) of a portion of Seller’s right to receive payment of each Milestone Payment and each Royalty payment payable pursuant to this Agreement. Upon receipt by Purchaser of a fully executed Assignment Notice, Purchaser shall be entitled to rely on such Assignment Notice and shall make payment to the Receiving Assignee identified in such Assignment Notice of the Percentage identified in such Assignment Notice of any Milestone Payment and Royalty payment payable pursuant to this Agreement at any time after the date that Purchaser receives such fully executed Assignment Notice and after the Receiving Assignee is determined to be a Permitted Assignee in accordance herewith. Payment by Purchaser to the Receiving Assignee identified in such Assignment Notice of the Percentage identified in such Assignment Notice of any Milestone Payment and Royalty payment payable pursuant to this Agreement at any time after the date that Purchaser receives such fully executed Assignment Notice and after the Receiving Assignee is determined to be a Permitted Assignee in accordance herewith shall be deemed to satisfy Purchaser’s obligation to make the payment of such amount hereunder.

(d) Each Section 5.4 Assignee’s right to receive payment of their applicable portion of each Milestone Payment and each Royalty payment made or required to be made pursuant to this Agreement at any time and from time to time following the effective date of the assignment applicable to such Section 5.4 Assignee shall be subject to and upon all of the terms and conditions of this Agreement that would be applicable to the payment of such Milestone Payment or such Royalty payment, as the case may be, by Purchaser to Seller if Seller had not assigned its rights to receive payment of such Milestone Payment or such Royalty payment, as the case may be, pursuant to this Section 5.4.

(e) Certain capitalized terms used in this Section 5.4(e) are defined in Exhibit 5.4(e) hereto. Prior to any Milestone Payment or Royalty Payment becoming due and payable under this Agreement to a Section 5.4 Assignee, such Section 5.4 Assignee shall (i) make a representation to the Purchaser that (i) such Section 5.4 Assignee is a Permitted Assignee and (ii) such Section 5.4 Assignee shall deliver to Purchaser documentation and information reasonably necessary to establish that such Section 5.4 Assignee is a Permitted Assignee as reasonably requested by Purchaser, banking institution, paying agent or other third party. In the event that a Milestone Payment or Royalty Payment or portion thereof is due to a particular Section 5.4 Assignee who has not yet been determined to be a Permitted Assignee, Purchaser shall be entitled to hold such payment until such time as such Section 5.4 Assignee satisfies the requirements to be a Permitted Assignee pursuant to the previous sentence or directs in writing that such payment be made to a Person who satisfies the requirements that such Section 5.4 Assignee would have to satisfy in order to be a Permitted Assignee. In lieu of any such Section 5.4 Assignee directing that such payment be made to another Person in accordance with the provisions of the immediately preceding sentence, if permitted by applicable Law, such Section 5.4 Assignee may direct that such payment be deposited by Purchaser in escrow in a separate and segregated interest-bearing money market bank account that is identified as an escrow account for the benefit of such Section 5.4 Assignee, which escrow money market bank account may be opened and held by such Section 5.4 Assignee (at such Section 5.4 Assignee’s sole cost and expense) in accordance with all applicable Laws with any commercial bank in the United States and such Section 5.4 Assignee can authorize and direct the release of such funds as such Section 5.4 Assignee determines in its discretion.

(f) In the event that Purchaser chooses, at its option, to pay any Milestone Payment or Royalty payment due hereunder by the issuance of shares of Common Stock, the Section 5.4 Assignees shall provide, upon request, such certificates, agreements or documents prepared by or on behalf of Purchaser, at Purchaser’s sole cost and expense, pursuant to which the Section 5.4 Assignees shall make or provide such representations, warranties, and information as may be reasonably necessary to ensure that the issuance of any shares pursuant to this Agreement qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws (the “Securities Representations”). Without limiting the foregoing, each Section 5.4 Assignee shall execute and deliver any such certificates, agreements, or other documents, and shall make such Securities Representations, as may be reasonably requested and prepared by the Purchaser or its counsel (at Purchaser’s sole cost and expense) to establish that the issuance of shares is exempt from registration under the Securities Act and applicable state securities laws. The Purchaser shall not be obligated to issue any shares of Common Stock without receipt of the Securities Representations. In the event that any Section 5.4 Assignee does not make or is unable to make the applicable Securities Representations and Purchaser does not waive the requirement that such Section 5.4 Assignee make the applicable Securities Representations so as to enable Purchaser to issue the applicable shares of Common Stock to such Section 5.4 Assignee contemporaneously with the issuance by Purchaser of shares of Common Stock to other Persons pursuant to, and in accordance with, this Agreement, then, in lieu of issuing any such shares of Common Stock to such Section 5.4 Assignee, so long as such Section 5.4 Assignee is a Permitted Assignee, Purchaser shall make payment in cash to such Section 5.4 Assignee of the applicable portion to which such Section 5.4 Assignee is entitled pursuant to this Agreement of the applicable Milestone Payment or Royalty payment to be made or required to be made by Purchaser pursuant to this Agreement.

(g) Notwithstanding anything express or implied in this Agreement to the contrary, all of the rights of Seller under this Agreement shall be exercised by and on behalf of Seller and Seller’s respective successors and assigns by those Section 5.4 Assignees that represent the majority-in-interest of all of the Section 5.4 Assignees (the “Majority Section 5.4 Assignees”), provided, however, that the Majority Section 5.4 Assignees may not exercise any or all of Seller’s rights under this Agreement unless either (i) the exercise by the Majority Section 5.4 Assignees of Seller’s rights under this Agreement applies to all Section 5.4 Assignees in the same fashion or (ii) any Section 5.4 Assignee to whom the exercise by the Majority Section 5.4 Assignees of any of Seller’s rights under this Agreement does not apply in the same fashion as it applies to all other Section 5.4 Assignees has consented in writing to such exercise by the Majority Section 5.4 Assignees of any such of Seller’s rights under this Agreement. Any decision or instruction made by the Majority Section 5.4 Assignees under conditions that allow such Majority Section 5.4 Assignees to exercise rights by and on behalf of Seller and Seller’s successors and assigns pursuant to this Section 5.4(g) shall be in writing signed by each of the Section 5.4 Assignees included in the Majority Section 5.4 Assignees. Purchaser shall be entitled to rely on such a written decision or instruction executed by the Section 5.4 Assignees constituting a majority-in-interest of all of the Section 5.4 Assignees based on the current records of Purchaser with respect to the Percentages applicable to each Section 5.4 Assignee at the time the written instruction is received. For clarity, without limiting the generality of any of the foregoing provisions of this Section 5.4(g), the provisions of the immediately preceding sentence shall be applicable to the exercise of any approval, consent, decision or determination that Seller is entitled to make under this Agreement or to any amendment, modification or waiver by Seller of any of the provisions of this Agreement. Each Section 5.4 Assignee is an intended third party beneficiary of the provisions of this Section 5.4 and, subject to the foregoing with respect to decisions made by the Majority Section 5.4 Assignees, shall be entitled to enjoy, exercise and enforce all of his, her or its rights under this Section 5.4 to the same extent as if such Section 5.4 Assignee were a party to this Agreement.

5.5 No Representations or Warranties. NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES REGARDING SELLER OR THE PURCHASED ASSETS, AND SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. PURCHASER IS ACQUIRING THE PURCHASED ASSETS IN “AS IS” CONDITION.

5.6 Limitation of Liability. Notwithstanding anything express or implied in this Agreement to the contrary but subject to the provisions of Section 2.10 and Section 5.7, (i) in no event shall Purchaser have any liability to Seller or its affiliates and each of their respective successors, assigns, officers, directors, shareholders, employees and agents for any Losses arising out of, resulting from, or incurred in connection with any claims related to the negotiation, execution, delivery, performance, or nonperformance of this Agreement in excess of the Purchase Price required to be paid to Seller hereunder, and (ii) none of (1) Seller (2) Seller’s Representatives, (3) any Section 5.4 Assignee, (4) any officer, director, manager, member, partner, employee, representative or agent, if applicable, of any Section 5.4 Assignee, (5) any equityholder of Seller or any Section 5.4 Assignee (each an “Equityholder”), (6) any officer, director, manager, member, partner, employee, representative or agent of any Equityholder and/or (7) any successor and permitted assignee of any of the foregoing persons (the Persons referred to in the foregoing clauses (1)-(7) being hereinafter referred to, collectively, as the “Seller Exculpated Persons” and each individually as a “Seller Exculpated Person”) shall have any Liability of any kind (whether based on contract, tort, statute, strict liability or any other theory of Liability) to Purchaser (including, without limitation, in connection with any third party claim asserted against Purchaser) for any Losses suffered or incurred by Purchaser or any of the other Purchaser Parties arising out of, resulting from, or incurred in connection with, (a) this Agreement, (b) the other Transaction Documents, (b) the negotiation, execution, delivery, performance, or nonperformance of this Agreement and the other Transaction Documents, (c) the consummation of the transactions contemplated under this Agreement and the other Transaction Documents, (c) Seller, its business, operations, assets or liabilities, (d) the Purchased Assets and/or (e) the Assumed Liabilities. For clarity, nothing herein shall limit Purchaser’s rights under Section 2.10 nor shall anything herein be construed to require Purchaser to be responsible for any Retained Liability.

5.7 Exclusive Remedy. Purchaser’s sole remedy against the Seller for any and all Losses suffered or incurred by Purchaser (including, without limitation, in connection with any third party claim asserted against Purchaser) arising out of, resulting from, or incurred in connection with, (i) this Agreement, (ii) the other Transaction Documents, (iii) the negotiation, execution, delivery, performance, or nonperformance of this Agreement and the other Transaction Documents, (iv) the consummation of the transactions contemplated under this Agreement and the other Transaction Documents, and/or (v) Seller and its business, operations, assets or liabilities shall be to recover any and all of such Losses by offsetting such Losses against any Milestone Payments or Royalties but only if and to the extent that Section 2.10 expressly entitles Purchaser to offset such Losses in accordance with the terms set forth in Section 2.10; provided, however, that (a) nothing express or implied in this Section 5.7 shall preclude Purchaser from bringing an Action for specific performance or other equitable remedy to require Seller to perform its obligations under this Agreement, and (b) no limitation set forth in this Agreement, including the limitations set forth in Section 5.6 and this Section 5.7, shall limit any remedy that may be available to a Person against any other Person on account of fraud committed by such other Person against such Person (for clarity, it being hereby expressly understood and agreed that the provisions of this clause (b) shall be applicable only to such other Person if such other Person actually committed or actually commits such fraud and the provisions of this clause (b) shall not be applicable to such other Person if such other Person did not actually commit such fraud or actually participated in the commission of such fraud but nevertheless is deemed or treated or might be deemed or treated as having vicarious Liability on account of such fraud actually committed by someone else). Each Seller Exculpated Person that is not a Party is an intended third party beneficiary of the provisions of each of Section 5.6 and this Section 5.7 and shall be entitled to enjoy, exercise and enforce all of his, her or its rights under each of Section 5.6 and this Section 5.7 to the same extent as if such Seller Exculpated Person were a Party to this Agreement.

5.8 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF DELAWARE. COURTS WITHIN THE STATE OF DELAWARE WILL HAVE EXCLUSIVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY KNOWINGLY AND WILLING CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, TO THE EXCLUSION OF ANY OTHER COURTS. TO THAT END, EACH OF THE PARTIES HERETO: (A) WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM; AND (B) AGREES THAT SERVICE OF PROCESS TO ITS ADDRESS AS IN EFFECT FROM TIME TO TIME PURSUANT TO SECTION 5.1 SHALL BE AND CONSTITUTE GOOD, VALID, AND SUFFICIENT SERVICE OF PROCESS ON SUCH PARTY AND HIS OR ITS AFFILIATES.

5.9 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.11 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including facsimile, PDF, or other electronic counterparts), each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.12 Entire Agreement. This Agreement and the Transaction Documents executed in connection with the consummation of the Acquisition contain the entire agreement between the Parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.

5.13 Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by each of the Parties. The provisions hereof may be waived only in writing signed by the Party making such waiver or sought to be bound thereby. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

5.14 Preservation of Remedies. Except as otherwise provided herein, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at Law or in equity. The Parties agree and acknowledge that irreparable damage would occur to the other Party in the event that any provision of this Agreement was not performed in accordance with the terms hereof or in the event of any breach or threatened breach of any provision of this Agreement by the other Party and that, therefore, each Party shall be entitled to seek expedited and immediate: (a) specific performance of the terms hereof; (b) injunctive relief to enjoin any breach or threatened breach of any of the terms hereof; or (c) other appropriate equitable relief, in each case in addition to any other remedy at Law, in equity, by contract, or otherwise and that in connection therewith such Party shall not be required or compelled to post any bond or security in connection with any application or petition for any such equitable remedy or relief it or may seek.

5.15 Expenses. Except as otherwise specifically provided in this Agreement, each of the Parties shall bear its own fees, costs, and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Acquisition.

5.16 Public Announcements. No party shall make any public announcement or communication or issue any circular in connection with the existence or the subject matter of this Agreement without the prior written approval of the other party. The restriction in this Section 5.16 shall not apply to the extent that the public announcement, communication or circular is required by Law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction to which a Party is subject or submits, whether or not the requirement has the force of Law. If this exception applies, the Party making the public announcement or communication or issuing the circular shall use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing.

5.17 Construction. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement as each Party participated in the drafting of this Agreement and the Parties have agreed that no provision or provisions of this Agreement can, may, or should be attributed to any particular Party.

5.18 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Each Party agrees to waive the defense that a remedy at law would be adequate in any action for specific performance under this Section 5.19.

[Signatures appear on next page]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have executed this Asset Purchase Agreement by their duly authorized representatives as of the Execution Date.

PURCHASER:

CADRENAL THERAPEUTICS, INC.

By:	/s/ Quang X. Pham
Name:	Quang X. Pham
Title:	Chief Executive Officer

SELLER:

EXITHERA PHARMACEUTALS INC.

By:	/s/ Neil Hayward
Name:	Neil Hayward
Title:	Chief Executive Officer